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RELEASE DATE:   August 29, 2000
CONTACT:        Karen Elliott, Spectrum - Investor Communications, 604-421-5422
                Email:  Karen_Elliott@spectrumsignal.com


          SPECTRUM SIGNAL PROCESSING ACCELERATES TELECOM GROWTH PLANS,
                   ANNOUNCES FINANCING UP TO CDN$ 7.5 MILLION


BURNABY, B.C., CANADA - AUGUST 29, 2000 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), a leader in high-density signal processing systems, announced that it has entered into a financing agreement with a Canadian investment bank, whereby Spectrum will sell on a "bought deal" basis 1,411,765 special warrants at a price of Cdn$ 4.25 (US$ 2.86) for gross proceeds of Cdn$6,000,000 (US$ 4,042,000). Spectrum has also granted the underwriter an over-allotment option which will entitle them to sell, on or before, September 12, 2000 up to an additional 352,940 special warrants for additional gross proceeds of Cdn$ 1,499,995 (US$ 1,010,000), bringing the total gross proceeds of the transaction up to Cdn$ 7,499,996 (US$5,052,000).

Spectrum intends to use the proceeds to accelerate its expansion into the fast-growing digital wireless and wireline telecommunications infrastructure markets, and for general corporate purposes.

"Spectrum is making good progress on its plan to expand into the commercial wireless and wireline infrastructure markets and we want to accelerate several key strategic R&D and marketing initiatives related to our telecommunications strategy. These efforts will require additional resources, which is why we are raising capital at this time," said Pascal Spothelfer, President & CEO. "Specifically, we plan to hire additional staff and expand targeted development projects in both our Wireless Systems and Network Solutions business units."

Under the terms of the financing, each Spectrum special warrant is exchangeable for one unit, which consists of one common share and one common share purchase warrant. The common share purchase warrant maintains an exercise price of Cdn$
4.75 (US$ 3.20) and a term of 18 months from the date of issue.

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Ventures West, a leading West Coast venture capital firm, is the lead investor in the financing and participates along with several other Canadian institutional investors. Four insiders of the company also participated in the offering, purchasing a combined total of 165,000 special warrants.

To qualify the distribution of the common shares issuable upon the exercise of the special warrants, Spectrum has agreed to use its best efforts to clear a prospectus with relevant Canadian securities commissions within 120 days of the transaction closing date. This transaction is subject to applicable regulatory approval.

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS SO REGISTERED OR UNLESS SUBJECT TO AN APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE ACT.

Spectrum Signal Processing is a world leader in signal processing systems, designing sophisticated hardware and software solutions for customers in three key markets - Network Solutions, Wireless Systems and Sensor Systems. Spectrum can be found on the web at http://www.spectrumsignal.com and is located at One Spectrum Court, #200 - 2700 Production Way, Burnaby, B.C., Canada. Ph (604) 421-5422; fax (604) 421-1764.

This news release contains forward-looking statements related to filing of a prospectus related to the financing in question and Spectrum's use of funds. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties and actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release. The company may or may not update these forward-looking statements in the future.

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